April 15, 2025

David Ayanoglou
Chief Financial Officer
Healthcare Triangle, Inc.
7901 Stoneridge Drive, Suite 220
Pleasanton, CA 94588

       Re: Healthcare Triangle, Inc.
           Registration Statement on Form S-1
           Filed April 1, 2025
           File No. 333-286331
Dear David Ayanoglou:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. We note your references in your prospectus to an "alternative cashless exercise" of the
       Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants.
       In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive
 April 15, 2025
Page 2

       more shares than they would under the cash exercise terms.
2. Please revise your cover page disclosure to highlight that the alternative cashless
       exercise    provision would allow a Series B warrant holder to receive 3 shares of
       common stock without having to make any exercise payment, and provide a materially complete discussion of the impact of such exercise on existing
       shareholders. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series B warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.
Risk Factors, page 5

3. With reference to the disclosure on pages 8-9, please add a new risk factor to address potential dilution from the reset provision that could adjust upward the number of common shares underlying the Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Crispino at 202-
551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Jeffrey Wofford, Esq.